                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 29549

                         -----------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)


                       CONSOLIDATED CAPITAL PROPERTIES IV
                           (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)



                                PATRICK J. FOYE
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                          300 SOUTH GRAND, 34TH FLOOR
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                         -----------------------------

                           CALCULATION OF FILING FEE


-------------------------------------------------------------------------------
Transaction Valuation*     $16,043,998           Amount of Filing Fee: $3208.88
-------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 108,405.39 units of limited partnership interest of the subject partnership for $148 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:                     Filing Parties:


Form or Registration No.:                   Date Filed:




                         (Continued on following pages)



                               Page 1 of 14 Pages

CUSIP No.   NONE                14D-1 AND 13D/A             Page 2 of 14 Pages


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  IPLP ACQUISITION I, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)    [ ]
                                                                     (b)    [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                          [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  29,612.5

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES
                                                                     [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  8.6%

10.      TYPE OF REPORTING PERSON

                  OO

CUSIP No.   NONE              14D-1 AND 13D/A               Page 3 of 14 Pages


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO PROPERTIES, L.P.
                  84-1275621

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                             (a)     [ ]
                                                             (b)     [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC, BK

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                             [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  39,328.5

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES
                                                                        [ ]


9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  11.5%


10.      TYPE OF REPORTING PERSON

                  PN

CUSIP No.   NONE              14D-1 AND 13D/A             Page 4 of 14 Pages


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO - GP, INC.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)     [ ]
                                                                 (b)     [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                              [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  39,328.5

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES                                                          [ ]


9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  11.5%

10.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.   NONE                 14D-1 AND 13D/A           Page 5 of 14 Pages


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  INSIGNIA PROPERTIES, L.P.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a)     [ ]
                                                           (b)     [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                        [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  66,829.5

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES                                                    [ ]


9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  19.5%

10.      TYPE OF REPORTING PERSON

                  PN

CUSIP No.   NONE              14D-1 AND 13D/A          Page 6 of 14 Pages


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  AIMCO/IPT, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a)    [ ]
                                                              (b)    [X]

3.       SEC USE ONLY



4.       SOURCE OF FUNDS

                  Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f)                              [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  66,829.5

8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES                                                      [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  19.5%

10.      TYPE OF REPORTING PERSON

                           CO

CUSIP No.   NONE              14D-1 AND 13D/A            Page 7 of 14 Pages


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a)    [ ]
                                                              (b)    [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                          [ ]



6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  106,158

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES                                                      [ ]



9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  31%

10.      TYPE OF REPORTING PERSON

                  CO

                 SCHEDULE 14D-1/AMENDMENT NO. 9 TO SCHEDULE 13D


                  This Statement (the "Statement") constitutes (a) the initial
Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of Consolidated Capital Properties IV (the "Partnership"); and (b) Amendment No. 9 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on January 25, 1995, by IPLP Acquisition I, L.L.C. ("IPLP Acquisition") and Insignia Financial Group ("Insignia"), as amended by (i) Amendment No. 1, filed with the Commission on April 25, 1997 by Insignia, Insignia Property Trust ("IPT"), Insignia Properties, L.P., ("IPLP"), Insignia, IPLP Acquisition, and Andrew L. Farkas,
(ii) Amendment No. 2, filed with the Commission on August 28, 1997 by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas, (iii) Amendment No. 3, filed with the Commission on September 26, 1997 by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas, (iv) Amendment No. 4, filed with the Commission on October 1, 1997, (v) Amendment No. 5, filed with the Commission on October 3, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas, (vi) Amendment No. 6 filed with the Commission on August 28, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas, (vii) amendment No. 7 filed with the Commission on November 10, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas, and (viii) Amendment No. 8 filed with the Commission on October 26, 1998, by IPLP Acquisition, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"). IPLP Acquisition, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO are herein referred to as the "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of
Schedule 14D-1.

ITEM 1.           SECURITY AND SUBJECT COMPANY.

                  (a) The name of the subject company is Consolidated Capital Properties IV, a Delaware limited partnership. The address of the Partnership's principal executive offices is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

                  (b) This Statement relates to an offer by AIMCO OP to purchase up to 108,405.39 of the 342,773 outstanding units of limited partnership interest (the "Units") of the Partnership at a purchase price per Unit, net to the seller, of $148 in cash (less the amount of any distributions paid by the Partnership on and after May 13, 1999), upon the terms and subject to the conditions set forth in an Offer to Purchase, dated May 13, 1999 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal and Instructions thereto (as amended or supplemented from time to time, the "Letter of Transmittal"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

                  (c) The information set forth in the Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer -- Prices on Secondary Market" is incorporated herein by reference.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a)-(d), (g) This Statement is being filed by AIMCO Properties, L.P., a Delaware limited partnership, and, insofar as this Statement constitutes Amendment No. 9 to the Schedule 13D, IPLP Acquisition I, L.L.C., a Delaware limited liability company, Insignia Properties, L.P., a Delaware limited partnership, AIMCO/IPT, Inc., a Delaware corporation, AIMCO-GP, Inc., a Delaware corporation, and Apartment Investment and Management Company, a Maryland corporation. The sole general partner of AIMCO OP is AIMCO-GP. AIMCO-GP is a wholly owned subsidiary of AIMCO.

                               Page 8 of 14 Pages

On February 26, 1999, IPT was merged into AIMCO, and AIMCO contributed IPT's interest in IPLP to AIMCO's wholly owned subsidiary, AIMCO/IPT. AIMCO/IPT also replaced IPT as the sole general partner of IPLP. The principal business of the Reporting Persons is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal executive offices of the Reporting Persons are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. The information set forth in the Offer to Purchase under "The Offer -- Section 8. Information Concerning Us and Certain of Our Affiliates" is incorporated herein by reference. The executive officers and directors of AIMCO, AIMCO-GP and AIMCO/IPT are listed on Annex I to the Offer to Purchase ("Annex I"), which is incorporated herein by reference.

                  (e)-(f) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE
                  SUBJECT COMPANY.

                  (a)-(b) The information set forth in Part III of the Partnership's Form 10-KSB for the year ended December 31, 1998, and the financial statements and notes thereto included therein, and the information set forth in the Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer -- General," "The Offer -- Section 9. Background and Reasons for the Offer -- Prior Tender Offers," "The Offer - Section 11. Conflicts of Interest and Transactions with Affiliates," "The Offer -- Section
13. Certain Information Concerning Your Partnership -- Distributions" and "The Offer -- Section 13. Certain Information Concerning Your Partnership -- Compensation Paid to the General Partner and Its Affiliates" is incorporated herein by reference.

ITEM 4.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a)-(c) The information set forth in the Offer to Purchase under "The Offer -- Section 15. Source of Funds" is incorporated herein by reference.

ITEM 5.           PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
                  BIDDER.

                  (a)-(g) The information set forth in the Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer," "The Offer -- Section 12. Future Plans of the Purchaser" and "The Offer -- Section
7. Effects of the Offer" is incorporated herein by reference.

ITEM 6.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  (a)-(b) IPLP Acquisition directly owns 29,612.5 Units, IPLP directly owns 66,829.5 Units and AIMCO OP directly owns 9,716 Units (for an aggregate of 106,158 Units), representing 8.6%, 19.5% and 2.8%, respectively, or a total of 31% of the outstanding Units based on the 342,773 Units outstanding at October 1, 1998.

                  AIMCO OP, AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by IPLP Acquisition by reason of their relationship with IPLP Acquisition. AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by AIMCO OP by reason of

                               Page 9 of 14 Pages
their relationship with AIMCO OP. IPLP Acquisition is a wholly owned subsidiary of AIMCO OP, and AIMCO-GP is the sole general partner of AIMCO OP (owning approximately 1% of the total equity interests). AIMCO-GP is a wholly owned subsidiary of AIMCO.

                  AIMCO/IPT and AIMCO may be deemed to beneficially own the units directly owned by IPLP by reason of each of their relationships with IPLP. AIMCO/IPT is the sole general partner of IPLP (owning approximately 66.17% of the total equity interests). AIMCO/IPT is a wholly owned subsidiary of AIMCO.

                  Accordingly, for purposes of this Statement: (i) IPLP Acquisition is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 29,612.5 Units directly owned by it; (ii) AIMCO OP is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 9,716 Units directly owned by it and the 29,612.5 Units directly owned by IPLP Acquisition; (iii) AIMCO-GP is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 29,612.5 Units directly owned by IPLP Acquisition and the 9,716 Units directly owned by AIMCO OP; (iv) IPLP is reporting that it shares the power to vote or direct the vote and the power to dispose and direct the disposition of the 66,829.5 Units owned by it; (v) AIMCO/IPT is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 66,829.5 Units directly owned by IPLP; and (vi) AIMCO is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 9,716 Units directly owned by AIMCO OP, the 29,612.5 Units directly owned by IPLP Acquisition and the 66,829.5 Units directly owned by IPLP.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

                  Not applicable.

ITEM 8.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  The information set forth in the Offer to Purchase under "The Offer -- Fees and Expenses" is incorporated herein by reference.

ITEM 9.           FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

                  The financial statements included in AIMCO OP's Annual Report on Form 10-K for the year ended December 31, 1998, which are listed on the Index to Financial Statements on page F-1 of such report, are incorporated herein by reference. Such report may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates and from the Commission's web site at www.sec.gov.

ITEM 10.          ADDITIONAL INFORMATION.

                  (a)      Not applicable.

                  (b)-(d) The information set forth in the Offer to Purchase under "The Offer -- Section 18. Certain Legal Matters" is incorporated herein by reference.


                              Page 10 of 14 Pages

                  (e) The information set forth in the Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer -- Certain Litigation" is incorporated herein by reference.

                  (f) The Offer to Purchase is hereby incorporated by reference.

ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(1)   Offer to Purchase, dated May 13, 1999.
                  (a)(2)   Letter of Transmittal and related Instructions.
                  (a)(3) Letter, dated May 13, 1999, from AIMCO OP to the Limited Partners of the Partnership.
                  (b) Amended and Restated Credit Agreement (Unsecured Revolver-to-Term Facility), dated as of October 1, 1998, among AIMCO OP, Bank of America National Trust and Savings Association, and BankBoston, N.A. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated October l, 1998, is incorporated herein by this reference).
                  (b)(2) First Amendment to Credit Agreement, dated as of November 6, 1998, by and among AIMCO OP, the financial institutions listed on the signature pages thereof and Bank of America National Trust and Savings Association (Exhibit 10.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, is incorporated herein by this reference).
                  (c)      Not applicable.
                  (d)      Not applicable.
                  (e)      Not applicable.
                  (f)      Not applicable.
                  (z)(1) Agreement of Joint Filing, dated May 13, 1999, among AIMCO, AIMCO- GP, AIMCO OP, AIMCO/IPT, IPLP and IPLP Acquisition.


                              Page 11 of 14 Pages

                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 13, 1999
                              IPLP ACQUISITION I, L.L.C.

                              By: /s/Patrick J. Foye
                                  ---------------------------------------------
                                   Executive Vice President

                              AIMCO/IPT, INC.

                              By: /s/Patrick J. Foye
                                  ---------------------------------------------
                                   Executive Vice President

                              INSIGNIA PROPERTIES, L.P.

                              By:  AIMCO/IPT, INC.
                                   (General Partner)

                              By: /s/Patrick J. Foye
                                  ---------------------------------------------
                                   Executive Vice President

                              AIMCO PROPERTIES, L.P.

                              By: AIMCO-GP, INC.
                                  (General Partner)

                              By: /s/Patrick J. Foye
                                  ---------------------------------------------
                                   Executive Vice President

                              AIMCO-GP, INC.

                              By: /s/Patrick J. Foye
                                  ---------------------------------------------
                                   Executive Vice President

                              APARTMENT INVESTMENT
                              AND MANAGEMENT COMPANY

                              By: /s/Patrick J. Foye
                                  ---------------------------------------------
                                   Executive Vice President


                              Page 12 of 14 Pages

                                 EXHIBIT INDEX


             EXHIBIT NO.                    DESCRIPTION
             -----------                    -----------


               (a)(1)      Offer to Purchase, dated May 13, 1999.
               (a)(2)      Letter of Transmittal and related Instructions.
               (a)(3)      Letter, dated May 13, 1999, from AIMCO OP to the
                           Limited Partners of the Partnership.
               (b)         Amended and Restated Credit Agreement (Unsecured
                           Revolver-to-Term Facility), dated as of October 1,
                           1998, among AIMCO OP, Bank of America National Trust and Savings Association, and BankBoston, N.A.
                           (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated October l, 1998, is incorporated herein by this reference).
               (b)(2)      First Amendment to Credit Agreement, dated as of
                           November 6, 1998, by and among AIMCO OP, the financial institutions listed on the signature pages thereof and Bank of America National Trust and Savings Association (Exhibit 10.2 to AIMCO's Annual
                           Report on Form 10-K for the fiscal year ended
                           December 31, 1998, is incorporated herein by this reference).
               (c)         Not applicable.
               (d)         Not applicable.
               (e)         Not applicable.
               (f)         Not applicable.
               (z)(1)      Agreement of Joint Filing, dated May 13, 1999, among
                           AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP and IPLP
                           Acquisition.


                              Page 13 of 14 Pages